QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(b)

ADVENT SOFTWARE, INC.

FROM:	Peter Caswell
SUBJECT:	OFFER TO EXCHANGE OPTIONS
DATE:	November 1, 2002

IMPORTANT NEWS—please read immediately and take action before
5:00 p.m. Pacific Time on December 3, 2002

        Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. We believe these options do not provide adequate incentive because of their high exercise prices. In our continuing effort to motivate and reward our valued employees for their important contributions to our success, we are announcing an offer to exchange certain stock options. This offer is designed to provide eligible employees the opportunity to potentially restore the value of their stock options in the near future. The offer is voluntary, and it begins today.

        The offer will provide all eligible employees holding stock options with exercise prices of $20.00 or more per share the opportunity to exchange their outstanding stock options for options exercisable at the fair market value of our stock on the day we grant the new options, which we expect to be June 5, 2003. Options granted to you during any period in which you served as a consultant or were otherwise not an employee are not eligible to be exchanged.

        We are making the offer upon the terms and conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options (which is generally referred to as the offer to exchange); (2) this memorandum; (3) the election form; and (4) the withdrawal form. Together, these are referred to as the offer documents. Please read the offer documents carefully so that you will understand the risks of participating before you make any decisions regarding the offer. This offer expires at 5:00 p.m. Pacific Time on December 3, 2002.

        As described in the offer documents, we are making this offer to eligible employees employed by Advent or one of its subsidiaries and who live and work in the United States, Australia, Denmark, Norway and Sweden. Directors and executive officers, are not eligible to participate, with the exception of John Geraci, our Executive Vice President, Eastern General Manager and Dan Nye, our Executive Vice President, Western Operations, who are both eligible to participate in the offer. We currently have not been informed by Mr. Geraci or Mr. Nye as to whether they intend to participate in the exchange offer. Eligible options elected for exchange will be cancelled on the business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant's continued employment. Your new options will entitle you to purchase 0.80 shares of Advent common stock for each share of Advent common stock underlying your exchanged options. If you elect to exchange your options but do not remain an employee on the day we grant the new options, you will not receive any of the new options nor will you receive any compensation for the options you elected to have cancelled. The new options will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged. We expect to grant the new options on June 5, 2003, unless the cancellation of the options are delayed as a result of a postponement in the expiration of the offer.

        Since we are not granting the new options until June 5, 2003 at the earliest, we cannot predict the exercise price of the new options. It may be higher than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit. If you decide to participate in the offer, this is a risk you take.

        As a condition to the offer, if you elect to exchange any options, you must also elect to exchange all options granted to you on or after April 30, 2002, even if those options would not otherwise be eligible for exchange.

        Generally, each new option will be granted under, and subject to the terms of, the same option plan as the exchanged option it replaces. However, because the 1992 Stock Plan has been terminated and no new options may be granted under that plan, exchanged options that were granted under the 1992 Stock Plan will be exchanged for new options granted under the 2002 Stock Plan. Each new option will also be subject to a new stock option agreement between you and us.

        Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date. This means that the new option will be fully vested six months later than the exchanged option was scheduled to be fully vested.

        Participation is completely voluntary. Please review each of your stock option grants, as you may decide to accept or reject this offer with respect to each individual grant or you may decide not to participate at all. You may decide to exchange some of your grants, all of your grants or none of your grants. It is up to you. If you choose not to participate, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

        To participate in the offer, you must properly complete the election form and return it to Irv Lichtenwald before the offer expires at 5:00 p.m., Pacific Time, on December 3, 2002. If the offer period is extended, we will notify you of the new expiration date. If your election form has not been received by Irv Lichtenwald before the offer expires, you will have rejected this offer and you will keep your current options.

        Again, please take the time to carefully read the offer documents. This memorandum is an introduction to the offer, but does not detail all the terms and conditions that apply. As a result, it is very important that you read the remaining offer documents.

        If the offer documents do not contain all the information you need, please direct any questions to Irv Lichtenwald at (415) 645-1261.

QuickLinks

  Exhibit (a)(1)(b)
ADVENT SOFTWARE, INC.
IMPORTANT NEWS—please read immediately and take action before 5:00 p.m. Pacific Time on December 3, 2002